NESTLÉ S.A.

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
Mail Stop 3-2
U.S.A.

25th February 2009
SG/YPB/jms

Ladies and Gentlemen,

Please find enclosed the following document of Nestlé S.A. (the "Company") :

- Copy of 9 management transactions as published on 25th February on the SWX Swiss Exchange Internet Site.

The Company hereby furnishes this document to the Commission under Rule 12g3-2(b) promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Please do not hesitate to contact the undersigned (phone : +41 21 924 2514, mailto: yvesphilippe.bloch@nestle.com) should you have any questions.

Yours sincerely,

Yves Philippe Bloch
Corporate Secretary

3/12

Encl.

DEUTSCH ENGL

SIX SWISS EXCHANGE

RECEIVED
2009 MAR 12 A 10:54

SUR NOUS SIX GROUP COLLABORATEURS ÉVÉNEME



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Annonces publiées relatives aux transactions du management

Les informations relatives aux transactions du management détaillées ci-dessous ont été adressées à la SIX Swiss Exchange par les émetteurs cotés. La SIX Swiss Exchange décline toute responsabilité quant à l'exhaustivité, l'exactitude ou l'actualité de ces données. Veuillez lire notre disclaimer.

Les sociétés dont les titres sont admis au négoce sur le Segment SIX Swiss Exchange «Compatible UE» doivent s'acquitter des obligations prévues dans le cadre du maintien de la cotation à l'art. 23 du Règlement complémentaire de cotation au Segment SIX Swiss Exchange «Compatible UE». C'est pourquoi il est possible qu'elles n'annoncent pas les transactions du management selon l'art. 74a RC mais selon le droit européen mis en œuvre dans un Etat membre de l'UE. Dans ce dernier cas, les transactions effectuées par le management n'apparaissent pas sur ce site Internet.

Une source additionelle pour les déclarations actualisé en cours de journée est fourni par un flux RSS.

Transactions du févr 2009 au févr 2009

Emetteur: nestle ☐ Annonces corrigées inclues

Rechercher et trier: par date | par émetteur | par montant 321 | par montant 123

Nombre d'annonces trouvées: **12**
Sélectionner un mois: févr 2009

Emetteur	**Nestlé AG**
Date de la transaction	**25.02.2009** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 35'000 titres** pour un montant total de **CHF 1'418'550.00** (soit CHF 40.53 / titre)
Catégorie du titre	Autres
ISIN	CH0038863350

Conditions du produit	Exercise de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**25.02.2009** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 19'771 titres** pour un montant total de **CHF 801'318.65** (soit CHF 40.53 / titre)
Catégorie du titre	Autres
ISIN	CH0038863350
Conditions du produit	Exercise de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**25.02.2009** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 12'746 titres** pour un montant total de **CHF 516'595.40** (soit CHF 40.53 / titre)
Catégorie du titre	Autres
ISIN	CH0038863350
Conditions du produit	Exercise de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**25.02.2009** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 11'446 titres** pour un montant total de **CHF 463'906.40** (soit CHF 40.53 / titre)
Catégorie du titre	Autres
ISIN	CH0038863350
Conditions du produit	Exercise de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**25.02.2009** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 9'801 titres** pour un montant total de **CHF 397'234.50** (soit CHF 40.53 / titre)
Catégorie du titre	Autres
ISIN	CH0038863350
Conditions du produit	Exercise de Management Stock Options

Emetteur	**Nestlé AG**

Date de la transaction	**25.02.2009** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 4'682 titres** pour un montant total de **CHF 189'761.45** (soit CHF 40.53 / titre)
Catégorie du titre	Autres
ISIN	CH0038863350
Conditions du produit	Exercise de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**25.02.2009** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 3'059 titres** pour un montant total de **CHF 123'981.30** (soit CHF 40.53 / titre)
Catégorie du titre	Autres
ISIN	CH0038863350
Conditions du produit	Exercise de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**25.02.2009** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 2'691 titres** pour un montant total de **CHF 109'066.25** (soit CHF 40.53 / titre)
Catégorie du titre	Autres
ISIN	CH0038863350
Conditions du produit	Exercise de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**25.02.2009** [illegible]re exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Acquisition de 1'545 titres** pour un montant total de **CHF 62'618.85** (soit CHF 40.53 / titre)
Catégorie du titre	Autres
ISIN	CH0038863350
Conditions du produit	Exercise de Management Stock Options

Emetteur	**Nestlé AG**
Date de la transaction	**20.02.2009** par un membre non-exécutif du conseil d'administration
Type de transaction	**Aliénation de 94'766 titres** pour un montant total de **CHF 221'796.98** (soit CHF 2.34 / titre)
Catégorie du titre	Droit de participation

ISIN	CH0038863350
Conditions du produit	Exercise de Management Stock Options, strike price CHF 36.735

Emetteur	**Nestlé AG**
Date de la transaction	**20.02.2009** par un membre exécutif du conseil d'administration / membre de la direction générale
Type de transaction	**Aliénation de 10'000 titres** pour un montant total de **CHF 21'250.00** (soit CHF 2.12 / titre)
Catégorie du titre	Droit de participation
ISIN	CH0038863350
Conditions du produit	Exercise de Management Stock Options, Strike price CHF 36.735

Emetteur	**Nestlé AG**
Date de la transaction	**02.02.2009** par un membre non-exécutif du conseil d'administration
Type de transaction	**Aliénation de 10'000 titres** pour un montant total de **CHF 395'700.00** (soit CHF 39.57 / titre)
Catégorie du titre	Autres
ISIN	CH0038863350
Conditions du produit	Exercise de Management Stock Options

END